Exhibit 99.1

Theratechnologies Reports on its Annual Meeting of Shareholders

MONTREAL, May 9, 2023 (GLOBE NEWSWIRE) — Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, reported the voting results from its annual meeting of shareholders held today in a virtual-only setting.

As part of the meeting, Paul Lévesque, President and CEO of Theratechnologies confirmed that the amended protocol for the Phase 1 clinical trial studying the Company’s lead oncology asset, sudocetaxel zendusortide (TH1902), has been filed with the U.S. Food and Drug Administration (FDA). He also stated that once the proposed changes are approved by the FDA, the Company plans to hold a conference call with analysts and investors to provide insights on the updated clinical trial protocol.

Shareholders proceeded to elect the below candidates to the Company’s Board of Directors for a one-year term and appointed KPMG, LLP, as the Company’s auditors for the current fiscal year. Shareholders also passed resolution 2023-1 approving the amendments to the Company’s share option plan. All candidates proposed for the position of director were elected in the following proportion:

	FOR	% FOR	ABSTENTION	% ABSTENTION
Joseph Arena	23,138,582	73.03%	8,545,048	26.97%
Frank Holler	23,065,196	72,80%	8,618,434	27.20%
Gérald A. Lacoste	18,403,644	58.09%	13,279,986	41.91%
Paul Lévesque	23,077,346	72.84%	8,606,284	27.16%
Gary Littlejohn	18,569,960	58.61%	13,113,670	41.39%
Andrew Molson	22,847,163	72.11%	8,836,467	27.89%
Dawn Svoronos	22,723,149	71.72%	8,960,481	28.28%
Alain Trudeau	21,945,983	71.72%	9,737,647	28.28%
Dale Weil	22,847,453	72.11%	8,836,177	27.89%

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “Forward-Looking Statements”), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as

“may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, statements regarding the approval by the FDA of the amended protocol for the conduct of the Phase 1 clinical trial studying sudocetaxel zendusortide (TH1902) and the holding of a conference call following such approval. Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements. Certain assumptions made in preparing the Forward-Looking Statements include, among other things, the approval by the FDA of the filed amended protocol aiming at resuming the conduct of the Phase 1 clinical trial studying sudocetaxel zendusortide. Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, among other things, the non-approval by the FDA of the filed amended protocol and the halt of the Phase 1 clinical trial studying sudocetaxel zendusortide, or the requirement to make amendments to the filed protocol which would delay the resumption of the Phase 1 clinical trial. Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements. We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 27, 2023 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 28, 2023 under Theratechnologies’ public filings for additional risks related to the Company. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date. We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contacts:

Investor inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

1-438-315-6608

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

1-514-336-7800